Paul Edgecliffe-Johnson Group Chief Financial Officer InterContinental Hotels Group Broadwater Park Denham Buckinghamshire UB9 5HR United Kingdom

Mr Wilson K. Lee

Division of Corporation Finance

Ms Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

Washington DC 20549

U.S.A.

Direct Tel: +44 (0)1895 512211 pej@ihg.com 15 September 2016

Re:	InterContinental Hotels Group PLC

Form 20-F for Fiscal Year Ended December 31, 2015

Filed on March 3, 2016

File No. 001-10409

Dear Mr Wilson and Ms Monick,

We refer to the letter dated August 10, 2016 from Wilson K. Lee and Jennifer Monick of the Division of Corporation Finance, United States Securities and Exchange Commission (the “Staff”), to Paul Edgecliffe-Johnson (the “Letter”) relating to the Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (the “Form 20-F”), filed by InterContinental Hotels Group PLC (“IHG”, the “Company” or, together with its subsidiaries, the “Group”). We are following up with this letter, which contains our responses to the Staff’s comments contained in the Letter. For ease of reference, the Staff’s comments are set forth in their entirety along with our responses. References to page numbers in the below response are to the page numbers in the Form 20-F.

General

1.	We note your disclosure on pages 28 and 29 that you measure your performance through a set of carefully selected key performance indicators, including global RevPAR growth. Please tell us whether management considers RevPAR, average daily rate and occupancy of your franchised properties, your managed properties and your owned and leased properties to be key performance metrics. If so, please revise future Exchange Act periodic filings to include these performance metrics or advise.

Response:

RevPAR is one of the key performance metrics used by management to track hotel performance as it is a product of the two key drivers of hotel revenues: average daily rate (ADR) and occupancy. RevPAR, ADR and occupancy can all be calculated at both an individual hotel level and on an aggregated basis e.g. by brand (InterContinental, Kimpton, Crowne Plaza and so forth), by segment (Americas, Europe, AMEA and Greater China) and by business model (Franchised, Managed and Owned and leased). In addition to Global RevPAR, which comprises all hotels in the IHG System, IHG makes publically available RevPAR, ADR and occupancy statistics on all three of these bases so as to provide a deeper understanding of our business performance and aid a comparison of our results to our competitors.

The key performance indicators disclosed on pages 28 and 29 are those that are correlated to measuring our success in achieving our strategy, being the Winning Model and Targeted Portfolio underpinned by Disciplined Execution and doing business responsibly. This strategy is set out in detail on page 14 where it can be seen that Global RevPAR growth is the RevPAR performance metric that is used to measure success against the strategic objectives. Consistent with this, it is also confirmed that Global RevPAR growth is the only RevPAR measure that has an impact on the remuneration plans of the executive members of the Board.

In terms of the metrics mentioned in the Staff’s comment - RevPAR, ADR and occupancy at the franchised, managed and owned and leased level – we use these to track business performance as noted above but do not consider them to be key performance indicators for the Group as a whole.

Non-GAAP Calculations, page 155

2.	In future filings please include a statement disclosing the reasons why you believe your presentation of the non-GAAP financial measures provide useful information to investors. Please provide us an example of your proposed disclosure. Please refer to Item 10(e) of Regulation S-K.

Response:

In future filings we propose to include a new section “Key performance measures used by management” which will be placed at the start of the Performance review. In the context of our 2015 Form 20-F, this would sit at the top of page 32. See Appendix A for our proposed wording which includes a discussion as to why the Group’s non-GAAP financial measures provide useful information to investors.

3.	We note your narrative reconciliations of your non-GAAP measures for the Group. We note you disclose these measures on a segment basis within your performance discussion. In future filings, please also include a schedule to allow the reader to reconcile the non-GAAP segment measures to your non-GAAP group measures. Please provide us an example of your proposed disclosure. Please refer to Item 10(e) of regulation S-K.

Response:

In future filings we propose to include the reconciliation schedule in Appendix B to allow the reader to reconcile the non-GAAP segment measures to the non-GAAP Group measures. The reconciliation schedule will form a new page that will be placed at the front of the Additional Information section of the Annual Report. In the context of our 2015 Form 20-F, this would be page 152.

4.	In future filings, when you are presenting a measure on a constant currency basis, your reconciliation should present the historical amounts and the amounts in a constant currency. Please provide us an example of your proposed disclosure. Please refer to Question 104.06 of our Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Response:

In future filings we propose to present the actual and constant currency amounts as set out in Appendix B.

In respect of ‘Total gross revenue’ (see Appendix A), we also propose to make the following additional disclosure under the ‘Global total gross revenue’ table (see page 33 of our 2015 Form 20-F), thereby providing a reconciliation of Total gross revenue to the Owned and leased revenue that is included in the Group Financial Statements.

	2015 $bn	2014 $bn	% change
Franchised	14.1	13.4	5.2
Managed	9.6	9.0	6.7
Owned and leased*	0.3	0.4	(25.0)
Total	24.0	22.8	5.3

* see Note [2] of the Group Financial Statements on page [x]

These new disclosures – Appendix A, Appendix B and the Total gross revenue reconciliation - will replace our current ‘Non-GAAP calculations’ disclosure.

In connection with our response, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or change to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our response to your comments is satisfactory. If you have any questions or comments in connection with any of the foregoing, please call me at +44 1895 512211 or Michael Glover, Senior Vice President and Group Financial Controller, at +44 1895 512291. Facsimile transmissions may be sent to either of us at +44 8701 974277.

Yours sincerely

/s/ Paul Edgecliffe-Johnson

Paul Edgecliffe-Johnson

Chief Financial Officer

InterContinental Hotels Group PLC

CC: Sarah Kokot, Ernst & Young LLP

Appendix A

Key performance measures used by management

In addition to the performance measures that are directly observable in the Group Financial Statements, the performance review (and Group highlights on page [x]) include the following key performance measures. The performance review should be read in conjunction with the Non-GAAP Reconciliations on page [x].

Revenue per Available Room (RevPAR)

RevPAR is the primary metric used by IHG’s management to track hotel performance across regions and brands. RevPAR is also a commonly used performance measure in the hotel industry.

RevPAR comprises IHG System rooms revenue divided by the number of room nights available and can be mathematically derived from occupancy rate multiplied by average daily rate. Occupancy rate is rooms occupied by hotel guests expressed as a percentage of rooms that are available. Average daily rate is rooms revenue divided by the number of room nights sold.

References to RevPAR, occupancy and average daily rate are presented on a comparable basis comprising groupings of hotels that have traded in all months in both the current and prior year. The principal exclusions in deriving this measure are new hotels, hotels closed for major refurbishment and hotels sold in either of the two years.

RevPAR and average daily rate are quoted at a constant US dollar conversion rate, using prior-year exchange rates, in order to allow a better understanding of the comparable year-on-year trading performance excluding distortions created by fluctuations in exchange rates.

Total gross revenue*

An important measure of IHG System performance is the growth in total gross revenue which provides a measure of the overall strength of the Group’s brands.

Total gross revenue comprises total rooms revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. Other than owned and leased hotels, total gross revenue is not revenue attributable to IHG as it is derived mainly from hotels owned by third parties.

A reconciliation of total gross revenue to the owned and leased revenue included in the Group Financial Statements is set out on page [x].

Underlying revenue and underlying operating profit growth*

Fee revenue and fee margin growth*

Underlying revenue and underlying operating profit both exclude the impact of owned asset disposals, managed leases, significant liquidated damages and current year acquisitions, all translated at constant currency using prior year exchange rates. Underlying operating profit growth also excludes the impact of exceptional items (see below). The presentation of these additional performance measures allows a better understanding of comparable year-on-year trading and thereby allows an assessment of the underlying trends in the Group’s financial performance. These measures also provide consistency with the Group’s internal management reporting.

Fee revenue and fee margin further exclude the revenue and operating profit of the Group’s remaining owned and leased properties, thereby providing metrics which measure the underlying performance of the Group’s core fee-based business model. Fee margin is the underlying operating profit of the fee business expressed as a percentage of the underlying fee revenue, as further defined in the glossary on page [x].

The performance review should be read in conjunction with the Non-GAAP Reconciliations on page [x], which reconcile these alternative performance measures to the nearest comparable GAAP measures and also show the amounts on both an actual and constant currency basis.

Total operating profit before exceptional items and tax*

Adjusted earnings per ordinary share*

Total operating profit before exceptional items and tax enables a better understanding of the ongoing operational performance of the Group. (For example, total operating profit including exceptional items can be significantly skewed by the profit on disposal of owned assets, as was the case in 2015 with the disposal of InterContinental Hong Kong.) In addition, taxes can be influenced by external factors such as legislative changes, and a before-tax measure of operating profit is therefore considered more reflective of the Group’s success in executing against its strategy.

Total operating profit both before and after exceptional items is shown on the face of the Group income statement on page [x], as permitted under IFRS.

Adjusted earnings per ordinary share excludes exceptional items, and their related tax impacts, and is reconciled to basic earnings per share in note [9] on page [x] of the Group Financial Statements. Adjusted earnings per share provides an underlying per share measure that is not skewed by exceptional items.

Exceptional items are identified by virtue of either their size or nature and are excluded from these measures so as to facilitate comparison with prior periods and to assess underlying trends in financial performance. Exceptional items can include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, and restructuring costs. An analysis of exceptional items for the periods covered by the performance review is included in note [5] on page [x] of the Group Financial Statements.

Net debt*

Net debt comprises loans and other borrowings less cash and cash equivalents, and is reconciled to the amounts included in the Group Financial Statements in note [24] on page [x].

Net debt is used in the monitoring of the Group’s liquidity and capital structure, and is a number used to calculate the key ratios attached to the Group’s bank covenants.

* these are non-GAAP financial measures which should be viewed as complementary to, and not as a substitute for, the measures prescribed by GAAP

Non-GAAP Reconciliations	Appendix B

The following tables:

•	show underlying revenue and underlying operating profit on both an actual and constant currency basis*

•	reconcile segmental underlying revenue and underlying operating profit to Group underlying revenue and operating profit
•	show underlying Group fee revenue and Group fee margin on both an actual and constant currency basis*

•	reconcile Group underlying revenue and underlying operating profit to the GAAP measures included in the Group financial statements

Highlights for the year ended 31 December 2015

	At actual exchange rates				At constant exchange rates
	2015	2014	Change	Change	2015	2014	Change	Change
	$m	$m	$m	%	$m	$m	$m	%
Underlying Revenue
Americas	858	803	55	6.8%	874	803	71	8.8%
Europe	160	173	(13)	-7.5%	186	173	13	7.5%
AMEA	195	201	(6)	-3.0%	214	201	13	6.5%
Greater China	109	103	6	5.8%	111	103	8	7.8%
Central	135	129	6	4.7%	137	129	8	6.2%
Underlying Group revenue	1,457	1,409	48	3.4%	1,522	1,409	113	8.0%
Owned and leased revenue included above	(164)	(154)	(10)		(170)	(154)	(16)
Underlying Group fee revenue (exc Kimpton)	1,293	1,255	38	3.0%	1,352	1,255	97	7.7%
Kimpton	56	0	56		56	0	56
Underlying Group fee revenue (inc Kimpton)	1,349	1,255	94	7.5%	1,408	1,255	153	12.2%

Underlying Operating profit
Americas	579	538	41	7.6%	591	538	53	9.9%
Europe	76	73	3	4.1%	90	73	17	23.3%
AMEA Greater China	81	80	1	1.3%	87	80	7	8.7%
	41	47	(6)	-12.8%	42	47	(5)	-10.6%
Central	(151)	(155)	4	-2.6%	(160)	(155)	(5)	3.2%
Underlying Group operating profit	626	583	43	7.4%	650	583	67	11.5%
Owned and leased profit included above	(27)	(22)	(5)		(28)	(22)	(6)
Underlying Group fee profit	599	561	38	6.8%	622	561	61	10.9%

Group fee margin (exc Kimpton)	46.3%	44.7%	1.6	ppts	46.0%	44.7%	1.3	ppts

					Revenue		Operating profit
					2015	2014	2015	2014
					$m	$m	$m	$m

Underlying at actual exchange rates					1,457	1,409	626	583
Owned asset disposals					128	273	30	55
Managed leases					159	169	6	6
Kimpton (excluding liquidated damages)					56	0	15	0
Liquidated damages					3	7	3	7
Exceptional items					0	0	819	29
Per Group income statement					1,803	1,858	1,499	680

Highlights for the year ended 31 December 2014

	At actual exchange rates				At constant exchange rates
	2014	2013	Change	Change	2014	2013	Change	Change
	$m	$m	$m	%	$m	$m	$m	%
Underlying Revenue
Americas	803	733	70	9.5%	804	733	71	9.7%
Europe	284	280	4	1.4%	284	280	4	1.4%
AMEA	201	203	(2)	-1.0%	208	203	5	2.5%
Greater China	242	236	6	2.5%	243	236	7	3.0%
Central	129	121	8	6.6%	128	121	7	5.8%
Underlying Group revenue	1,659	1,573	86	5.5%	1,667	1,573	94	6.0%
Owned and leased revenue included above	(404)	(397)	(7)		(406)	(397)	(9)
Underlying Group fee revenue	1,255	1,176	79	6.7%	1,261	1,176	85	7.2%

Underlying Operating profit
Americas	538	499	39	7.8%	538	499	39	7.8%
Europe	87	86	1	1.2%	89	86	3	3.5%
AMEA	80	79	1	1.3%	83	79	4	5.1%
Greater China	89	82	7	8.5%	90	82	8	9.8%
Central	(155)	(155)	0	0.0%	(152)	(155)	3	-1.9%
Underlying Group operating profit	639	591	48	8.1%	648	591	57	9.6%
Owned and leased profit included above	(78)	(83)	5		(79)	(83)	4
Underlying Group fee profit	561	508	53	10.4%	569	508	61	12.0%

Group fee margin	44.7%	43.2%	1.5	ppts	45.1%	43.2%	1.9	ppts

	Revenue		Operating profit
	2014	2013	2014	2013
	$m	$m	$m	$m

Underlying at actual exchange rates	1,659	1,573	639	591
Owned asset disposals	23	140	(1)	28
Managed leases	169	144	6	3
Liquidated damages	7	46	7	46
Exceptional items	0	0	29	5
Per Group income statement	1,858	1,903	680	673

*	IHG's method for calculating the constant currency amounts of entities reporting in currencies other than US dollars is to translate the current period results into US dollars using the prior period's exchange rate. For example, if a European entity generated revenue of €100m in 2015 and 2014, the Group Financial Statements would report revenue of $111m in 2015 and $133m in 2014, using the respective average exchange rates for the year of $1=€0.90 and S1=€0.75. For constant currency reporting, 2015 revenue would be translated at $1=€0.75 giving a US dollar value of $133m, thereby showing that underlying revenue was flat year-on-year.